Preliminary Term Sheet D-93 dated December •, 2007	Free Writing Prospectus
Prospectus and Prospectus Supplement	Filed pursuant to Rule 433(d)
each dated January 30, 2006	Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Exchangeable Notes

due December    , 2008
(Mandatory Exchangeable for a Cash Amount Linked to Common Stock of Exxon Mobil Corporation)

You should read this term sheet together with the prospectus supplement and the prospectus referred to above, which summarize some of the terms of the notes and the indenture under which they are issued.  You should also carefully consider the matters set forth in “Certain Risk Factors and Investment Considerations” before you decide to invest in the notes.

Exxon Mobil Corporation is not involved in this offering of notes in any way and will not have any financial or other obligation with respect to the notes.

Terms of the Notes

Issuer:	AB Svensk Exportkredit.

Aggregate Principal Amount:	$ .

Pricing Date:	December •, 2007.

Issue Date:	December •, 2007.

Index Stock:	Common stock of Exxon Mobil Corporation (“XOM” or “Exxon Mobil”).

Maturity Date:

The Maturity Date will be December •, 2008 (the “Scheduled Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day, subject to extension if the Determination Date is postponed in accordance with the following paragraph. In the event the Determination Date is postponed due to a Market Disruption Event or otherwise, the Maturity Date will be the third Trading Day following the Determination Date, as postponed.

Determination Date:

The Determination Date will be December •, 2008, provided that if such day is not a Trading Day or if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on that day, or if a closing price for the Index Stock is not available pursuant to the first two sentences under “Closing Price” below, the Determination Date will be the first following Trading Day on which the Calculation Agent determines that no Market Disruption Event occurs or is continuing or a Closing Price is available, as applicable. In no event, however, will the Determination Date be later than the third Trading Day after the Determination Date as originally scheduled.

Coupon:	We will pay a coupon on the Notes at the rate of % per annum on a basis of a 360-day year consisting of 12 months of 30 days each. The coupon is payable on each Coupon Payment Date.

Coupon Payment Dates:	The day of each month, beginning January •, 2008, including the Maturity Date.

If the Scheduled Maturity Date is postponed due to a Market Disruption Event or otherwise, we will pay the coupon on the Maturity Date as postponed rather than on December •, 2008, but no coupon will be payable on the Notes or on such payment in respect of the period from or after the Scheduled Maturity Date.

Record Date:

The Record Date for each Coupon Payment Date, including the Coupon Payment Date scheduled to occur on the Maturity Date, will be 5 Business Days prior to such scheduled Coupon Payment Date, whether or not that date is a Business Day.

Issue Price:	100% of the principal amount of each Note.

Denominations:	$ and integral multiples thereof.

Initial Share Price or Principal Amount Per Note:	$

Upside Exchange Ratio:	[0.65]

Downside Exchange Ratio:	[0.8889]

Upper Strike Price:	[119.5%] of Initial Share Price

Lower Strike Price:	[112.5%] of Initial Share Price

Protection Strike Price:	[80]% of the Initial Share Price

Final Index Stock Price:	The Closing Price of one share of the Index Stock as of the Determination Date subject to Antidilution Adjustments.

Redemption Amount at Maturity:	On the Maturity Date we will pay you an amount in cash for each $ • principal amount of Notes equal to:
(i) If Final Index Stock Price is less than or equal to Protection Strike Price, then

Downside Exchange Ratio x Protection Strike Price

(ii) If Final Index Stock Price is greater than Protection Strike Price and less than Lower Strike Price, then

Downside Exchange Ratio x Final Index Stock Price

(iii) If Final Index Stock Price is greater than or equal to Lower Strike Price and less than Upper Strike Price, then

100% of such $ principal amount

(iv) If Final Index Stock Price is greater than or equal to Upper Strike Price, then

Upside Exchange Ratio x (Final Index Stock Price - Upper Strike Price) +100% of such $ principal amount

Closing Price:	The Closing Price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

• on the principal national securities exchange (other than the NASDAQ Stock Market LLC (“NASDAQ”)) on which that security is listed for trading on that day, or

• if that security is not listed on any such national securities exchange, on the NASDAQ, or

•             if that security is not quoted on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of that security as determined by the Calculation Agent.

If that security is not listed or traded as described above, then the Closing Price for that security on any day will be the average, as determined by the Calculation Agent, of the bid prices for the security obtained from as many dealers in that security selected by the Calculation Agent as will make those bid prices available to the Calculation Agent. The number of dealers need not exceed three and may include the Calculation Agent or any of its affiliates.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

•             a suspension, absence or material limitation of trading in the Index Stock on the primary market for the Index Stock for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion, or

•             a suspension, absence or material limitation of trading in option or futures contracts relating to the Index Stock, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion, or

• the Index Stock does not trade on what was the primary market for the Index Stock, as determined by the Calculation Agent in its sole discretion,

and, in the case of any of these events, the Calculation Agent determines in its sole discretion that the event could materially interfere with the ability of the Issuer, or the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party, to unwind all or a material portion of a hedge that could be effected with respect to the Notes.

The following events will not be Market Disruption Events:

• a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•             a decision to permanently discontinue trading in the option or futures contracts relating to the Index Stock. For this purpose, references to the Index Stock include securities that are issued in connection with an event giving rise to an adjustment of the Final Index Stock Price as described below under “Summary of Antidilution Adjustments”.

For purposes of determining whether a Market Disruption Event exists, an “absence of trading” in the primary securities market on which the Index Stock is traded, or on which option or futures contracts relating to the Index Stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in the Index Stock or in option or futures contracts relating to the Index Stock, if available, in the primary market for the Index Stock or those contracts, by reason of:

• a price change exceeding limits set by that market, or

• an imbalance of orders relating to the Index Stock or those contracts, or

• a disparity in bid and ask quotes relating to the Index Stock or those contracts,

will constitute a suspension or material limitation of trading in the Index Stock in the primary market for the Index Stock or of trading in those contracts in that market. For purposes of provisions relating to Market Disruption Events, references to the Index Stock include securities that are part of any adjusted reference amount arising from the application of antidilution adjustments (see “Summary of Antidilution Adjustments”), as determined by the Calculation Agent in its sole discretion.

Alternate Exchange Calculation in Case of an Event of Default:

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Redemption Amount at Maturity determined as if the date of acceleration were the Determination Date, plus accrued but unpaid coupon amounts to but excluding the date or acceleration.

Summary of Antidilution Adjustments:	The Final Index Stock Price will be subject to antidilution adjustments in the following circumstances:

• the Index Stock is subject to a stock split or reverse stock split;

• the Index Stock is subject to a stock dividend distributed to all holders of the Index Stock;

•             Exxon Mobil issues to all holders of the Index Stock rights or warrants, expiring prior to the Maturity Date, to purchase the Index Stock at an exercise price that is less than the Closing Price of the Index Stock on both the date the exercise price is determined and the expiration date of the rights or warrants;

• Exxon Mobil pays an ordinary cash dividend or an extraordinary dividend;

• Exxon Mobil is subject to an Reorganization Event defined as

• the Index Stock is reclassified or changed,

•             Exxon Mobil becomes subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding Index Stock is exchanged for or converted into other property,

• a statutory share exchange involving the outstanding Index Stock and the securities of another entity occurs, other than as part of an event described in the immediately preceding two bullet points,

• Exxon Mobil sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

•             Exxon Mobil effects a spin-off — that is, issues to all holders of the Index Stock equity securities of another issuer, other than as part of an event described in the immediately preceding four bullet points,

• Exxon Mobil is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

• another entity completes a tender or exchange offer for all the outstanding Index Stock.

The events and the adjustments to the Final Index Stock Price that would result therefrom will be described in the applicable pricing supplement. No adjustments to the Final Index Stock Price will be required other than those arising from the foregoing events, which do not include all the events (such as a partial tender or exchange offer for the Index Stock) that will affect the Closing Price of the Index Stock.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

Anti-dilution adjustments with respect to regular cash dividends will apply for the offered notes. It will be described in more details in the applicable pricing supplement. The regular cash dividend period for the offered notes will be a quarter. The dividend base amount (as adjusted for other antidilution events) for the regular cash dividends paid in respect of each of the four calendar quarters in 2008 will be $  .

Business Day:	Any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Trading Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange LLC (“NYSE”), the American Stock Exchange LLC, the NASDAQ, the Chicago Mercantile Exchange and the Chicago Board of Trade Options Exchange and in the over-the-counter market for equity securities in the United States.

Optional Redemption:

None, except in the event we become obligated to pay additional amounts as the result of the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge after the Issue Date.

Trustee:	The Bank of New York Trust Company, N.A., successor in interest to J.P. Morgan Trust Company, National Association.

Calculation Agent:	Goldman, Sachs & Co.

All calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g. .876545 would be rounded to .87655); and all dollar amounts paid with respect to the aggregate number of Notes related to interest payments or the payment at maturity will be rounded to the nearest cent, with one-half cent rounded upward.

CUSIP Number:	•

Certain Risk Factors and Investment Considerations

An investment in the Notes involves significant risks.  The terms of the Notes differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity.  The Redemption Amount payable to you at maturity may be significantly less than the principal amount of your Note.  The market price of your Note may be influenced by many unpredictable factors, most significantly the trading price of the Index Stock on any given day and the occurrence of certain corporate events affecting the Index Stock that may or may not require an adjustment.  You cannot predict the future performance of the Index Stock based on its historical performance.  Investing in the Notes is not equivalent to investing in the Index Stock; you will not have shareholder rights and will not have any rights to receive Index Stocks.  Exxon Mobil is not involved in this transaction in any way and has no obligation to consider your interests in taking corporate actions that might affect the value of your Notes.  The antidilution adjustments the Calculation Agent is required to make do not cover every corporate event that could affect the Index Stock and the value of your Notes.

Hedging or trading and other transactions by Goldman, Sachs & Co. related to the Notes or the Index Stock, or the introduction by the Issuer or Goldman, Sachs & Co. of competing products linked to the Index Stock, may impair the value of your notes. In particular, hedging or trading activities could potentially affect the price of Index Stock and, accordingly, the amount of cash you will receive at maturity. There may be conflicts of interest between you and Goldman, Sachs & Co.  As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your Note, how the principal amount of your Note will be adjusted upon certain events involving Exxon Mobil Corporation or the Index Stock, when your Note matures and the amount you receive at maturity.  There is not any affiliation between Exxon Mobil and us, and we will not be responsible for any disclosure by Exxon Mobil.  Your Notes will not be listed on any exchange and may not have an active trading market.  We can postpone the Maturity Date if a Market Disruption Event occurs.  These and other risks are explained in more detail in the prospectus and the prospectus supplement and any applicable pricing supplement.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which a dealer would be willing to purchase your Notes will likely be lower than the original issue price, since the original issue price included, and the secondary market prices are likely to exclude, commissions paid with respect to the Notes as well as the projected profit included in the cost of hedging our obligations under the Notes.  Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

United States Tax Consequences

No statutory, administrative or judicial authority directly addresses the treatment of the notes for U.S. federal income tax purposes.  The characterization of the notes is therefore uncertain.  In general, however, you will be required to include any interest payment as interest income at the time accrued or received, in accordance with your method of accounting.  Prospective investors are urged to consult their tax advisors regarding the characterization of the notes and the amount and character of any income received on the notes and of any gain or loss on the sale, retirement or other taxable disposition of the notes.

Exxon Mobil Corporation

We have not made any investigation or inquiry of Exxon Mobil Corporation and make no representation that the publicly available information about Exxon Mobil Corporation is accurate or complete.

According to its publicly available documents, Exxon Mobil Corporation operates or markets products in the United States and most other countries of the world. Its principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products, and the Exxon Mobil Corporation shares are traded on The New York Stock Exchange.  Information filed with the Commission by Exxon Mobil Corporation under the Securities Exchange Act of 1934 can be obtained by reference to its Commission file number 001-02256.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.